NEWS RELEASE

Endeavour Reports Higher Quarterly Sales Revenues, Silver Production,
Gold Production in Second Quarter, 2007
Teleconference scheduled for Today at 11:00 AM Pacific Time

August 15, 2007 - Vancouver, Canada - Endeavour Silver Corp. (EDR: TSX, EJD: DBFrankfurt, and EXK: AMEX) today reported higher quarterly sales revenues, silver production and gold production for the 2nd Quarter, 2007. Sales totaled US$6.39 million, cost of sales amounted to US$5.10 million, mine operating cash-flows were US$1.29 million and mine operating earnings came in at US$0.68 million.

The Q2, 2007 Financial Statements and Management Discussion and Analysis have been filed on SEDAR and are reported in US$. The Company changed its functional currency from Canadian dollars to US dollars in Q1, 2007 to reflect the fact that the company’s revenues, expenditures and assets are mostly denominated in US dollars. Financial and operating highlights were as follows:

Financial Highlights

•	Sales revenues	$6.39 million
•	Mine operating cash-flows	$1.29 million
•	Mine operating earnings	$0.68 million
•	Net profit (loss)	$(2.08 million)
•	Profit (loss) per share	$(0.05)
•	Realized silver price per oz	$13.39
•	Cash cost per silver oz	$10.19
•	Working capital	$36.13 million

Operating Highlights

•	Silver production	430,248 oz
•	Gold production	1,481 oz
•	Silver equivalent production	504,298 oz
•	Silver reserves	9.9 million oz
•	Silver resources	21.1 million oz indicated, 10.0 million oz inferred

Corporate Highlights

  Closed Acquisition of Bolanitos Mines Project in Guanajuato, Mexico. Purchased 100% interest from Industrias Penoles SA de CV and Minas de La Luz SA de CV for total consideration of $2.4 million cash, 1,024,215 common shares and 250,000 share purchase warrants.

  Bolanitos expected to contribute 300,000 oz. silver to 2007 production from 3 producing mines and 500 tpd process plant

  Capital expansion program initiated at Bolanitos. Expansion and efficiency programs ongoing at Guanacevi Mines Project in Durango.

  Welcomed Rex McLennan to Board of Directors

  Discovers new high grade lead-zinc-copper-gold-silver mineralized vein zone at Parral project, Chihuahua, Mexico

The Company realized Mine Operating Earnings of $684,000 from its mining and milling operations on sales of $6.4 million for the Quarter ended June 30, 2007. Cost of sales was $5.1 million and depreciation and depletion $0.6 million.

The Operating Loss for the Quarter was $5.9 million after Exploration of $1.3 million, General and Administration costs of $1.5 million and Stock Based Compensation of $3.4 million. This compares to an Operating Profit of $69 thousand in the 2nd Quarter 2006 and comparative costs of $0.2 million for General and Administration and $1.8 million for Stock Based Compensation.

The Loss Before Taxes for the Quarter was $3.9 million after Investment and Other Income compared to a $93 thousand loss in the 2nd Quarter 2006. Foreign exchange gains were $1.5 million compared to a foreign exchange loss of 0.5 million in the 2nd Quarter of 2006 and realized gains on marketable securities was $0.2 million compared to nil in the corresponding 2nd Quarter of 2006.

The Company incurred a Loss for the Quarter of $2.1 million after Income Tax Recovery of $1.8 million compared to a loss of $0.7 million in the 2nd Quarter 2006.

The cash cost per oz of silver produced in the 2nd Quarter 2007 of US$10.19 per oz compared to the 1st Quarter 2007 of $5.85 per oz was adversely impacted by two factors: lower production of silver and gold; and higher plant operating costs.

Metal production was negatively affected by reduced throughput at Guanacevi due to decreased availability related to plant capital projects. Also during the quarter, ore processed at Guanacevi was sourced from lower grade sections of stockpiles.

For both Guanacevi and Bolanitos, the company is presently incurring additional operating costs as we implement our expansion and efficiency programs.

Silver equivalents are based on a 50 silver : 1 gold ratio using $12 silver and $600 gold.

A conference call to discuss the Q2 results will be held on Wednesday August 15th at 11:00 AM Pacific Time (2:00 PM Eastern Time). To participate in the conference call, please dial the following:

  1-866-862-3915 Canada & USA (Toll-Free)
  416-641-6125 Toronto area callers
  No pass code necessary

A replay of the conference call will be available until August 30, 2007 by dialing 1-800-408-3053 in Canada & USA (Toll-free) or 416-641-6125 in the Toronto area. The required pass code is 3231812. A simultaneous webcast of the conference call will be posted on the home page of the company's website, www.edrsilver.com.

Endeavour Silver Corp. is a silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Expansion programs are now underway at the high grade Guanacevi Mines Project in the state of Durango and the Bolanitos Mines Project in the state of Guanajuato. In addition, Endeavour is actively exploring projects in Chihuahua and Michoacan states. The Company's acquisition and expansion programs now underway should enable Endeavour Silver to join the ranks of the top primary silver producers worldwide.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.

ENDEAVOUR SILVER CORP.
CONSOLIDATED BALANCE SHEET
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars)

		June 30,	December 31,
	Notes	2007	2006
			restated
ASSETS			note 4 (d)

Current assets
Cash and cash equivalents		$24,130	$31,870
Marketable securities	7	3,535	3,072
Accounts receivable and prepaids	8	7,732	3,104
Inventories		3,980	3,332
Due from related parties		34	34
Total current assets		39,411	41,412

Long term deposits		844	-
Mineral property, plant and equipment	9	39,552	21,317
Total assets		$79,807	$62,729

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$2,492	$3,046
Income taxes payable		786	4
Total current liabilities		3,278	3,050

Asset retirement obligations	10	1,354	954
Future income tax liability		2,577	2,968

Total liabilities		7,209	6,972

Non-controlling interest		-	1,198

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 47,171,152 shares (2006 - 42,373,988 shares)	5	81,947	63,353
Contributed surplus		8,105	5,064
Accumulated comprehensive income	4	930	212
Deficit		(18,384)	(14,070)
Total shareholders' equity		72,598	54,559
		$79,807	$62,729

Nature of Operations (note 1) Commitments and contingencies (notes 5)

Approved on behalf of the Board

/s/	Bradford Cooke	/s/	Godfrey Walton

Director		Director

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, except for shares and per share amounts)

	Three Months Ended		Six Months Ended
Notes	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Sales	$6,385	$4,550	$13,615	$6,831

Cost of sales	5,092	1,348	8,659	2,738
Depreciation and depletion	609	818	1,568	1,245
Exploration	1,331	-	3,101	-
General and administrative	1,522	216	3,054	938
Corporate development	298	294	333	328
Stock-based compensation	3,383	1,805	3,700	3,177
Operating profit (loss)	(5,850)	69	(6,800)	(1,595)

Foreign exchange gain (loss)	1,459	(527)	1,651	(535)
Income (loss) from property option interest	-	100	-	122
Realized gain (loss) on marketable securities	280	-	280	-
Investment and other income	251	265	545	401

Income (loss) before taxes and other items	(3,860)	(93)	(4,324)	(1,607)
Non-controlling interest	-	(602)	(1,483)	(789)
Income tax provision	1,784	-	1,493	(799)
Income (loss) for the period	(2,076)	(695)	(4,314)	(3,195)

Other comprehensive income, net of tax
Unrealized gain (loss) on marketable securities	29	-	417	-
Reclassification adjustment for gain (loss) included in net income	(211)	-	(211)	-
Comprehensive income (loss) for the period	(182)	-	206	-

Basic and diluted loss per share	$(0.05)	$(0.02)	$(0.10)	$(0.09)

Weighted average number of shares outstanding	45,512,687	37,569,744	44,315,055	35,148,490

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENT OF CASH FLOW
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars)

		Three Month Ended
		March 31,	March 31,
	Notes	2007	2006

Operating activities
Loss for the period		$(2,238)	$(1,701)
Items not affecting cash:
Stock-based compensation		317	1,372
Depreciation and depletion		959	427
Non-controlling interest		1,483	187
Future income tax expense		(407)	-
Unrealized foreign exchange loss		(29)	-
Net changes in non-cash working capital	11	901	(563)
Cash from (used for) operations		986	(278)

Investing activities
Property, plant and equipment expenditures		(4,581)	(2,091)
Acquisition of subsidiary, net of cash acquired		-	(119)
Due from related party		-	-
Investment in marketable securities		-	-
Proceeds from sale of marketable securities		-	-
Cash used in investing activities		(4,581)	(2,210)

Financing activities
Common shares issued		2,892	1,230

Cash from financing activites		2,892	1,230

Increase in cash and cash equivalents		(703)	(1,258)
Cash and cash equivalents, beginning of period		31,870	16,371
Cash and cash equivalents, end of period		$31,167	$15,113